

Mail Stop 4561

September 14, 2006

Michael Shalom
Intcomex, Inc.
9835 NW 14th Street
Miami, Florida 33172

Re: Intcomex, Inc.
        Amended Registration Statement on Form S-4
        Filed August 14, 2006
        File No. 333-134090

Dear Mr. Shalom,

        We have limited our review of the above referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

<u>General</u>

1.   We note that Intcomex submitted an exemptive application under the Trust Indenture Act. To the extent that the indenture related to the senior secured notes is revised as a result of this request, please make corresponding revisions to your prospectus to reflect these changes and file the supplemental indenture. For example, revisions to the indenture relating to the release of collateral should be discussed in an amended Form S-4 prior to effectiveness.

Conditions, page 40

2.   We note your response to prior comment 8. To the extent that you continue to refer to "threatened" actions, please revise to disclose how Intcomex defines this term. For example, please explain that for an action to be "threatened," "information must have been conveyed to [Intcomex] (typically, an executive officer or someone who would customarily receive information) that a cause of action is alleged to exist, that the company reasonably believes the action is likely to be pursued and that the nature of the action is such that the company reasonably believes that an unfavorable outcome would have a material adverse effect." In this regard, an exchange offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

Note 12 Guarantor Condensed Consolidating Financial Statements, page F-38

3.   We note your response to prior comment number 11. Tell us how the parent company's column in the Statement of Operations incorporates the application of the equity method along with any impact of pushed down accounting. In this regard, the equity "pick-up" and the elimination entries are not apparent in this statement.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief-Legal

Michael Shalom
Intcomex, Inc.
September 14, 2006
Page 3

cc: Gamal M. Abouali, Esquire
        Cleary Gottlieb Steen & Hamilton LLP
        12, rue de Tilsitt
        75008 Paris France